centrica

taking care of the essentials

03 DEC -9 AM 7:21

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centrica

taking care of the essentials

8 December, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
British Gas announces price increase
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

8 December 2003

BRITISH GAS ANNOUNCES PRICE INCREASE - BUT DELAYS RISE FOR 2 ½ MILLION PRE-PAYMENT CUSTOMERS UNTIL AFTER WINTER

British Gas today announced that it is to increase domestic gas and electricity prices by 5.9 per cent reflecting the underlying cost pressures facing all energy suppliers.

The majority of customers will see the price rise take effect from 10 January 2004. However, the increase to 2½ million pre-payment customers will be held back until 1 March 2004 to help them budget during the winter period.

These price increases are cost-reflective and come after a year in which the market has seen:

- Underlying wholesale gas prices increase by 15 per cent[1] with forward forecasts predicting a further 21 per cent increase in 2004.
- Underlying wholesale electricity prices increase by 15 per cent[2] with forward forecasts predicting a further 17 per cent increase in 2004.
- Gas transportation costs rising by 5 per cent
- The increasing costs of delivering renewable obligations[3]

The new prices will mean an extra 28 pence a week on electricity and 39 pence a week on gas for the average domestic customer[4].

As a further measure, British Gas is launching a new and enhanced Warm-a-Life package to protect those customers which it believes need most help. From February the company will focus on helping those vulnerable customers who, on average, will see the price increase almost entirely off-set by a one-off £30 discount. As well as providing free home insulation worth up to £500, customers who qualify for the new Warm-a-Life scheme will automatically qualify for any new capped electricity tariffs. [5]

Mark Clare, Managing Director of British Gas, said: "Underlying wholesale energy costs have risen since the summer and continue to rise. Like other suppliers we are being forced to reflect these increased costs in our prices. Over the last few months we have been absorbing these additional costs ourselves, but unfortunately we are no longer able to do so."

Consumers are still better off than they were when competition was introduced in the mid-nineties. Even after the increases, gas prices are 14 per cent cheaper and electricity is 10 per cent cheaper in real terms[6].

Notes to Editors

[1+2] Gas based on - International Petroleum Exchange (IPE) year on year to Dec 2003 and forecast prices from IPE data at 1Dec 2003. Electricity based on Spectron Power Index (SPI) year on year to 1 Dec 2003 and forward prices from Argus data at 1 Dec 2003.
[3] The Government's renewable obligation will increase from 4.3 per cent to 4.9 per cent in 2004. Renewable electricity costs on average 2.5 times as much as conventional wholesale electricity.
[4] Figures are based on an average of Quarterly cash/cheque standard, monthly Direct Debit & Pre-payment bills at average annual consumption of 19,050kWh for gas and 3,300kWh for single rate electricity, including VAT at 5%
[5] **Warm-a-Life**: To qualify, householders must be on one or more qualifying government benefits. A one off payment of £15 per fuel is available for British Gas customers who qualify. £500 is based on the

average cost to install home insulation. The enhanced Warm-a-Life package opens in February and will close after 10,000 customers have been registered. This Warm-a-Life package is only open to customers who have not previously been registered for Warm-a-Life packages.
[6] Based on the average annual gas bill at a consumption of 19,050 kWh, across monthly Direct Debit, quarterly cash/cheque standard and prepayment pay methods, between Feb 1996 and Mar 2004, includes VAT. Based on the average annual single rate electricity bill at a consumption of 3,300kWh across all regions and payment methods, between Sep 1998 and Mar 2004, includes VAT.

Ends

Enquiries:

British Gas media relations 0208 734 8298 or 0208 734 8277
Centrica investor relations 01753 494900